Mail Stop 4628
                                                           September 4, 2018


Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

       Re:    Anutra Corporation
              Amendment No. 1 to Form 8-K
              Filed August 24, 2018
              File No. 0-55740

Dear Mr. Morini:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our June 1, 2018 letter.

Business and Business Plan, page 3

1. We note your revised disclosure in response to prior comment 1 states that "[c]urrently,
       ASG sells Micro-fine chia powder, marketed as `ANUTRA Grain,' which is responsible for the ASG's revenues to date." However, your website includes various
       products other than micro-fine chia powder, including plant protein products, serums and oils. Please revise or advise.

Products and Services - ANUTRA  Grain, page 4

2. We note you disclose here and elsewhere that the company plans to offer additional products from the process of Micro-fine chia powder in the future and that these products are currently under development for commercialization. Please expand your disclosure to
 Angelo Morini
Anutra Corporation
September 4, 2018
Page 2

       discuss your plan of operations for these products and the material costs that you expect to incur.

Effect of Existing or Probably Governmental Regulation, page 8

3. Please revise to include a more specific discussion of the effects of governmental regulations on your business, including a discussion of the regulation of the FDA on your products sold as food and nutritional supplements.

Management, page 14

Director Compensation, page 14

4. We note that Exhibit 10.12 indicates that you issued 25,000 shares of stock to Mr.
       Velasquez in 2017 as compensation for his service as a director. Please provide the disclosure required by Item 402(r)(1) of Regulation S-K for this compensation or advise.

Certain Relationships and Related Transactions, page 15

5. We note that Exhibit 10.12 indicates that, when Mr. Velasquez was a director, you entered into an agreement with him to issue Agroexportadora Sociedad An nima 30,000 shares in exchange for the forgiveness of $29,000 of debt. Please provide the disclosure required by Item 404(d) of Regulation S-K for this transaction or advise.

Exhibit 10.9

6. Please file a final version of your Bridge Loan Agreement with Brian Morini. In that regard, we note that the amount of the loan and amount of shares issued are blank.

Exhibit 10.12

7. We note that the exhibit list indicates that Exhibit 10.12 is a Bridge Loan Agreement with
       Mr. Velasquez. However, Exhibit 10.12 appears to concern a different agreement.
       Please revise the exhibit index to reflect the appropriate title of
Exhibit 10.12 and file the
       Bridge Loan Agreement with Mr. Velasquez or advise.
 Angelo Morini
Anutra Corporation
September 4, 2018
Page 3

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jarvis J. Lagman, Esq.
       Cassidy & Associates